Exhibit 10.56

Portions of this exhibit marked [*] are requested to be treated confidentially.

DEVELOPMENT AND LICENSE AGREEMENT

By and Between

DEBIOVISION INC.

and

SALIX PHARMACEUTICALS, INC.

September 5, 2006

TABLE OF CONTENTS

1.	DEFINITIONS	3

2.	DEBIOVISION LICENSE AND OPTION	13

3.	SALIX LICENSE	16

4.	CONSIDERATION	17

5.	PAYMENT GENERAL	21

6.	JOINT STEERING COMMITTEE AND MANAGEMENT OF THE RELATIONSHIP	22

7.	REGULATORY MATTERS	25

8.	COMMERCIALIZATION	28

9.	MANUFACTURING	29

10.	INTELLECTUAL PROPERTY, OWNERSHIP, MAINTENANCE AND PROSECUTION	31

11.	CONFIDENTIALITY	32

12.	REPRESENTATIONS AND WARRANTIES	33

13.	INDEMNIFICATION	35

14.	TERM AND TERMINATION	36

15.	CONSEQUENCES OF TERMINATION	37

16.	DISPUTE RESOLUTION	39

17.	MISCELLANEOUS PROVISIONS	40

SCHEDULE 1.21: DEBIOVISION PATENT RIGHTS		44

SCHEDULE 1.92: SUMMARY OF PRODUCT CHARACTERISTICS		45

SCHEDULE 14.5: ANTICIPATED SALES OF SANVAR PRODUCT		46

DEVELOPMENT AND LICENSE AGREEMENT

This Development and License Agreement, dated the 5th day of September, 2006 (the “Effective Date”), is by and between SALIX PHARMACEUTICALS, INC., a corporation organized and existing under the laws of California, USA and having its place of business at 1700 Perimeter Park Drive, Morrisville, NC 27560-8404 U.S.A. (“Salix”), and DEBIOVISION INC., a company organized and existing under the laws of Quebec and having its place of business at 666 Sherbrooke Street West, Suite 1400, Montreal, Quebec H3A 1E7, Canada (“Debiovision”).

RECITALS

WHEREAS Debiovision is the owner of all rights, title and interest in the Technology and Intellectual Property throughout the world, including in the Territory (as such terms are hereinafter defined);

WHEREAS Debiovision has developed commercial and scientific experience relating to the Technology and to a product developed from the Technology, the Sanvar Product (as hereinafter defined);

WHEREAS Debiovision has filed the Existing NDA and has received the Orphan Drug Designation (as such terms are hereinafter defined) in respect of the Sanvar Product;

WHEREAS Salix possesses capabilities in the development and Commercialization of pharmaceutical products and wishes to obtain from Debiovision a license to use the Technology and the Intellectual Property to further develop, to manufacture and to Commercialize the Products in the Territory (as such terms are hereinafter defined).

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and undertakings hereinafter set forth, the Parties hereto have agreed and do hereby agree as follows:

1. DEFINITIONS

When used in this Agreement, each of the following terms with initial capital letters, shall have the meanings set forth in this Section 1:

1.1 “Additional Indications” means any indication for a Product, excluding in respect of the Sanvar Product only the EVB Indication, but including but not limited to an upper gastro intestinal bleeding indication.

1.2 “Affiliate(s)” means, with respect to a Person, any Person that controls, is controlled by or is under common control of such first Person. For the purposes of this definition only, “control” means (a) to possess, directly or indirectly, the power to direct the management or policies of a Person, whether through ownership of voting securities or by contract relating to voting rights or corporate governance; or (b) to own, directly or indirectly, more than fifty percent (50%) of the outstanding voting securities or other ownership interest of a Person.

1.3 “Agreement” means this Development and License Agreement, including any and all schedules, as it may be amended from time to time, in accordance with its terms.

1.4 “API” means the active pharmaceutical ingredient contained in the Sanvar Product, being vapreotide acetate, manufactured in accordance with the Specifications.

1.5 “Approvable Letter” means the approvable letter dated December 21, 2004 from the FDA to Debiovision in respect of the Existing NDA.

1.6 “Approved Manufacturer” means, as the case may be, either the current and/or future FDA approved manufacturer for the API or the current and/or future FDA approved manufacturer for the Sanvar Product, appointed and approved in accordance with Section 9.

1.7 “Business Day” means a day from 9:00 am to 5:00 pm local time on a day other than a Saturday, Sunday or bank or other public holiday in the United States of America or Canada.

1.8 “Claimed” means in respect of any product, material or formulation that it is within a Valid Claim of any Patent Rights.

1.9 “Clinical Development” means any Clinical Study managed by Salix which may be necessary or required by the Regulatory Authority of the Territory in order to obtain or maintain Regulatory Approval of a Product for any Indication in the Territory.

1.10 “Clinical Study” means any clinical study carried out by or on behalf of Salix during the Initial Term (i) relating to the Sanvar Product post NDA Approval Date, including, without limitation, any study carried out in order to obtain a label extension to the Sanvar Product; (ii) in connection with any NDA for any Product in the Territory; or (iii) as part of any Lifecycle Management Plan for any Product.

1.11 “Combination Product” means any Product which comprises the Technology in combination with one or more other active ingredients, identified by either Party during the Initial Term.

1.12 “Commercialization”, “Commercializing”, or “Commercialize” means all activities relating to the advertising, promotion and other marketing, pricing and reimbursement, Detailing, distribution, storage, handling, offering for sale and selling, customer service and support of a Product.

1.13 “Commercialization Plan” means the plan to be submitted to Debiovision and agreed by the JSC and all related annual updated versions, under which Salix commits to Commercialize the Sanvar Product with planned minimum resource requirements for the Territory and subsequently, commits to commercialise any New Product or Combination Product. The Commercialization Plan shall include (i) Salix Commitment (including minimum promotional and marketing budget and expenditures); (ii) anticipated Launch dates; (iii) anticipated market share; and (iv) Sales Forecasts.

1.14 “Competing Product” means any human pharmaceutical product that is not a Prohibited Product, that (i) contains the same active ingredient(s) as that/those contained in the Sanvar Product; or (ii) that contains or is a vasoactive agent; and is a substitute for or directly competitive with the Sanvar Product in the Territory, and for the avoidance of doubt, a Generic (other than a Salix Generic) may be a Competing Product.

1.15 “Co-Promoting”, “Co-Promotion” or “Co-Promote” means activities that Salix and a Co-Promoting Entity are undertaking to market and promote, in collaboration, the Products in the Territory.

1.16 “Co-Promoting Entity” means a Third-Party that Co-Promotes Products.

1.17 “Confidential Information” means any and all proprietary, scientific, technical, trade secret, financial or business information of a Party (the “Disclosing Party”) which is disclosed orally, in writing or in any other form by the Disclosing Party to the other (the “Receiving Party”) or otherwise obtained by a Receiving Party, including without limitation, any data, document, manual, report, protocol, method, strategy, system, technique, process, sample, trade secret, business idea, concept, technology, analysis, data, clinical data, bidding document, list of actual or potential customers or partners, business or marketing plan, regulatory affairs information, Know-How or information relating to the Intellectual Property Rights of the Disclosing Party, under or in connection with this Agreement whether before or after the Effective Date.

1.18 “Cost of Goods” means the price per Unit of Sanvar Product invoiced by the Approved Manufacturer to Salix based on scaled batches of at least [*] Units and if not included therein, the price of API used therein as invoiced by the Approved Manufacturer to Salix net of:

(i)	quantity and cash discounts or rebates actually allowed or taken;

(ii)	any tax, tariff, customs duties, excise or other duties, or other governmental charge levied on the sale, transportation or delivery of the Sanvar Product or API;

(iii)	Labelling and Packaging costs; and

(iv)	freight, shipment and insurance costs incurred in delivery to Salix; and

(v)	any additional costs charged to Salix by the Approved Manufacturer, such as out of specification costs, consulting or assistance fees or storage costs.

1.19 “Debiovision” means Debiovision Inc., as set forth in the first paragraph of this Agreement.

1.20 “Debiovision Information” means any and all proprietary data, Intellectual Property Rights, quality module, chemistry, manufacturing and control information, clinical data, Know-How in whatsoever form and in their original language, developed by and proprietary to Debiovision or within the possession or control of Debiovision or any Debiovision Affiliate and relating to the Technology, any Product or any Debiovision Improvement at any time during the Initial Term, which shall include the Existing NDA, the Orphan Drug Designation, regulatory documentation, clinical efficacy and safety, development, synthesis which Debiovision has filed, developed or acquired or may hereafter file, develop or acquire at any time during the Initial Term.

1.21 “Debiovision Patent Rights” means the US patent listed on Schedule 1.21 and all Patent

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

Rights of Debiovision or of any Debiovision Affiliate, or Patent Rights of a Debiovision licensee to which Debiovision has rights in respect of the Territory, at any time during the Initial Term, existing in the Territory. Schedule 1.21 shall be periodically amended to include any additional Debiovision Patent Rights that may arise during the Initial Term.

1.22 “Deduction” shall be as defined in Section 1.55.

1.23 “Detail” (including such variations as “Detailing”) means contact between a field sales force representative and a medical professional with prescribing authority for the purpose of discussing scientific or medical information about a pharmaceutical product(s).

1.24 “Development” means any activity relating to the development of a pharmaceutical product, including pre clinical testing, toxicology, formulation or clinical studies.

1.25 “Disclosing Party” shall have the meaning set forth in Section 1.17.

1.26 “Due Diligence” means, with respect to Commercialization of a Product, the application of commercially reasonable efforts, expertise and resources normally used by companies in the pharmaceutical industry to develop, distribute and Commercialize a product or to which they have rights, which is of similar market potential.

1.27 “Effective Date” shall have the meaning set forth in the first paragraph of this Agreement.

1.28 “EVB Indication” means the indication for the treatment of esophageal variceal bleeding in humans.

1.29 “Existing NDA” means the NDA filed with the FDA by Debiovision and numbered 21- 761, seeking Regulatory Approval of the Sanvar Product in the Territory for the EVB Indication.

1.30 “FDA” means the United States Food and Drug Administration or any successor or replacement entity thereof, a Regulatory Authority in the Territory.

1.31 “Generic” means on a Product by Product basis, a human pharmaceutical product which under the requirements of an applicable Regulatory Authority is deemed therapeutically equivalent and interchangeable with such Product, irrespective of its form or strength.

1.32 “Good Clinical Practice” or “GCP” means the clinical practice as set out in (i) ICH-GCP; (ii) the US Code of Federal Regulations Title 21, Parts 50 (Protection of Human Subjects), 56 (Institutional Review Boards) and 312 (Investigational New Drug Applications), as may be amended from time to time; and (iii) the Declaration of Helsinki as last amended at the 52nd World Medical Association in October 2000, as amended from time to time.

1.33 “Good Industry Practice” means in relation to any undertaking and any circumstance, the exercise of that degree of skill, diligence, prudence and foresight which would reasonably and ordinarily be expected from a skilled and experienced person engaged in the same type of undertaking under the same or similar circumstances.

1.34 “Good Manufacturing Practice” or “GMP” means the manufacture in accordance with (i) the current principles and guidelines of good manufacturing practice for medicinal products for human use and “substantial conformity with good manufacturing requirements” (as such phrase is used in Section 802(f)(1) of the U.S. Federal Food, Drug, and Cosmetic Act, as such Act may be amended from time to time); and (ii) US Code of Federal Regulations, Title 21, Part 210 (Current Food Manufacturing Practice in Manufacturing, Processing, Packaging or Holding of Drugs), Part 211 (Current Food Manufacturing Practice for Finished Pharmaceuticals).

1.35 “ICH-GCP” means the ICH Harmonised Tripartite Guideline for Good Clinical Practice (CPMP/ICH/135/95).

1.36 “Improvements” means any and all changes, modifications, improvements, enhancements, inventions, discoveries, whether or not patentable, relevant to the development, manufacture or Commercialization or use or sale of the Technology or a Product in the Territory, including, but not limited to Combination Products, Additional Indications, label extensions and New Formulations within the possession or control of a Party or any Affiliate of a Party at any time during the Initial Term. SR Formulation shall not be classified as an Improvement. Any improvement of Debiovision or its Affiliates shall be a Debiovision Improvement and any Improvement of Salix or its Affiliates shall be a Salix Improvement.

1.37 “Indemnified Party” shall have the meaning set forth in Section 13.1.

1.38 “Indemnifying Party” shall have the meaning set forth in Section 13.1.

1.39 “Indication” means any one of the EVB Indication or any Additional Indications.

1.40 “Initial Term” means the Sanvar Royalty Term plus an additional period of 36 months after the expiry of the Sanvar Royalty Term.

1.41 “Intellectual Property” means any and all proprietary information or subject matter including without limitation, Know-How, Intellectual Property Rights, Debiovision Patent Rights, Debiovision Information, data, analysis, reports, results, products, material, compounds, apparatus, methods, compositions, formulas, designs, specifications, drawings, computer programs or code, derivative works, processes or any other Intellectual Property Rights or proprietary rights, whether or not patentable or copyrightable within the possession or control of Debiovision or any Debiovision Affiliate at any time during the Initial Term related to the Technology, the API, any Product and/or any Debiovision Improvement.

1.42 “Intellectual Property Rights” means any intellectual property right that is or may be granted or recognised under any American or foreign legislation in any part of the world including Patent Rights, copyrights, moral rights, trade-marks, trade names, service marks, industrial designs, proprietary information, and rights in Know-How, trade secrets and any other statutory provision or common or civil law principle regarding intellectual and industrial property, whether registered or unregistered, and including rights in any application for any of the foregoing.

1.43 “IR Formulation” shall have the meaning set forth in Section 1.88.

1.44 “Joint Steering Committee” or “JSC” means the committee to be established between the Parties pursuant to Section 6.

1.45 “Know-How” means all know-how, trade secrets, invention, information, instructions, processes, procedures, methods, formulas, opinions, discoveries, or data owned or in the possession or control of a Party or any Affiliate of such Party, related to the Technology, the API, or any Product or any Improvement, whether proprietary or not, including without limitation data generated in pre-clinical and clinical studies, clinical trial design, information contained in regulatory filings, manufacturing data, quality control, all biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, safety, quality control and information relating to the development, manufacturing, registration, or Commercialization of a Product and which is necessary or useful for the development, manufacture, use or exploitation of a Product.

1.46 “Label”, “Labelled” or “Labelling” means all labels and other written, printed or graphic matter upon (i) a Product or any container or wrapper utilized with a Product, or (ii) any written material accompanying a Product, including, without limitation, package inserts and patient information leaflets.

1.47 “Launch” means the first invoiced commercial sale of a Product by Salix or a Salix Affiliate after obtaining Regulatory Approval in the Territory for such Product.

1.48 “License” shall have the meaning set forth in Section 2.1 hereof.

1.49 “Lifecycle Management Plan” means (i) the plan for further development in the Territory of the Sanvar Product, an outline of which will be proposed by Salix to the JSC within 90 days of the Effective Date, and the detail of which will be determined by the JSC under the provisions of Section 6 from time to time; and (ii) any such plan subsequently proposed and agreed by the JSC in respect of any subsequent Product.

1.50 “Manufacturing Agreement(s)” means any manufacturing agreement (including any safety and quality agreement related thereto) between Salix and an Approved Manufacturer related to the manufacture and supply of API and/or Sanvar Product, fully in accordance with the Specification(s).

1.51 “Minimum Payments” shall have the meaning set forth in Section 3.

1.52 “NDA” means a New Drug Application as defined in the U.S. Federal Food, Drug, and Cosmetic Act and the regulations promulgated thereunder (21 U.S.C. s355) filed with the FDA.

1.53 “NDA Approval” means the approval by the FDA of the Existing NDA.

1.54 “NDA Approval Date” means the date of the NDA Approval.

1.55 “Net Sales” means the Sales less the following items to the extent that they are paid or actually allowed (each a Deduction):

(a) trade, quantity, and cash discounts or rebates actually allowed and taken, provided that such discounts or rebates are not applied disproportionately to the Product as compared with other similar products of the selling entity, including, without limitation, those granted on account of price adjustments, billing errors and recall returns. For clarity this includes trade, quantity and cash discounts or rebates actually allowed and taken by buying groups, healthcare insurance companies, pharmacy benefit management companies, health maintenance organisations or other institutions or health care organisations but does not include any discount or rebate for rejected goods or damaged goods;

(b) any tax, tariff, customs duties, excise or other duties or other governmental charge (other than an income tax) levied on the sale, transportation or delivery of the Product;

(c) freight, shipment and insurance costs incurred transporting Product to a Third Party purchaser; and

(d) payments or rebates reasonably and customarily paid in connection with sales of Product to any governmental or regulatory authority in respect of any state or federal Medicare, Medicaid or similar programs;

Provided that Deductions in respect of any Product shall not exceed:

(i)	[*]% ([*] per cent) of Sales during the period of [*] ([*]) months from Launch of such Product; and

(ii)	[*]% ([*] per cent) of Sales for the remainder of the Royalty Term in respect of such Product.

The transfer of Product by Salix or one of its Affiliates to another Affiliate shall not be considered a sale. In such cases Net Sales shall be determined based on the invoiced sale price by the Affiliate, to the first Third Party trade purchaser, less the Deductions allowed under this Section 1.55.

Upon the sale or other disposal of Product other than in a bona fide arms length transaction exclusively for money or upon any use of Product for the purposes which do not result in a disposal of that Product in consideration of sales revenue customary in the Territory, such other sale, disposal or use shall be deemed to constitute a sale at the relevant open market price in the Territory, or, if that price is not ascertainable, a reasonable price assessed on an arm’s length basis for the goods or services provided in exchange for the supply. Disposal of Product for, or use of Product, in a Clinical Study or as free samples in quantities common in the industry for this sort of Product shall not give rise to any deemed sale under this Section.

1.56 “Net Sales Royalty” means a percentage royalty payable on Net Sales, in accordance with Section 4.1.

1.57 “New Product” means any Product other than the Sanvar Product or the SR Formulation, or a Salix Generic or a Combination Product, which is a New Formulation or otherwise uses the Technology or is in any Additional Indication identified by either Party after the Effective Date.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

1.58 “New Formulation” means any formulations which contain the Technology as an active ingredient, other than the IR Formulation or the SR Formulation.

1.59 “Orphan Drug Designation” means the FDA orphan drug designation dated January 10, 2000 received by Debiovision for the EVB Indication.

1.60 “Orphan Drug Exclusivity Term” shall be as defined in Section 2.9.

1.61 “Package”, “Packaged” and “Packaging” means all primary and secondary packaging components, including, without limitation, cartons, partitions, shippers, or any other like matter used in packaging any Products.

1.62 “Party” means Salix or Debiovision; “Parties,” means Salix and Debiovision.

1.63 “Patent Rights” means all patents and patent applications, utility certificates, improvement patents and models and certificates of addition Claiming any part of the Technology, the API, or any Product, including any divisional applications and patents, refilings, renewals, re-examinations, continuations, continuations-in-part, patents of addition, extensions, (including patent term extensions), reissues, substitutions, confirmations, registrations, revalidations, pipeline and administrative protections and additions, and any equivalents of the foregoing in any part of the World, as well as any supplementary protection certificates and equivalent protection rights in respect of any of them.

1.64 “Person” means any individual, corporation, company, cooperative, trust, business trust, association, partnership, joint venture, pool, syndicate, governmental authority, firm or other form of entity not specifically listed herein.

1.65 “Prime Rate” means the prime rate of interest published from time to time by the National Bank of Canada, expressed on an annual basis and recognised by such Bank as being the prime rate in force and announced on the date a payment is due, the whole in conformity with standard banking practices in accordance with the Bank Act (Canada).

1.66 “Product” means any product that incorporates any material part of the Technology, whether alone or in combination with any other active ingredient, including the Sanvar Product, any New Product and any Combination Product and, for the avoidance of doubt, any Salix Generic provided that Product expressly excludes the SR Formulation.

1.67 “Prohibited Product” means any human pharmaceutical product that [*] or [*] or [*], including, but not limited to, [*] or [*].

1.68 “Promotional Material” shall have the meaning set forth in Section 8.5.

1.69 “Proprietary Data” shall have the meaning set forth in Section 7.4.

1.70 “Quarter” means each period of three months ending on 31 March, 30 June, 30 September or 31 December, and “Quarterly” shall be construed accordingly.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

1.71 “Quarterly Reports” means written Net Sales and Unit Royalty reports delivered under Section 4.7.

1.72 “Receiving Party” shall have the meaning set forth in Section 1.17.

1.73 “Regulatory Approval” means an approval granted from a relevant Regulatory Authority to market and sell a pharmaceutical product in any part of the Territory.

1.74 “Regulatory Authority” means any federal, national, state or local governmental authority, court, commission, regulatory, administrative or other agency, department, political or other subdivision, or instrumentality, or branch of any of the foregoing which regulates the development, manufacture, marketing, promotion, pricing, reimbursement and or sale of pharmaceutical products in the Territory and is involved in the granting of a Regulatory Approval.

1.75 “Right of First Negotiation” shall have the meaning set forth in Section 2.6.

1.76 “Royalty” means either of or both the Unit Royalty and/or the Net Sales Royalty set forth in Sections 4.1.2, 4.1.3, 4.1.4 and 4.1.5.

1.77 “Royalty Term” means on a Product by Product basis the period in which Royalties shall be due and payable in respect of such Product, which shall be for whichever shall be the longer of the period from the Launch date of the Product to (i) the date of expiry of a period of [*] years thereafter; and (ii) the date of expiry of the last to expire of any Debiovision Patent Rights Claiming the Product.

1.78 “SAE” shall have the meaning defined in the GCP.

1.79 “Sales” means the gross amount received by Salix or its Affiliates, or any Third Party on their behalf, in respect to any Product sold or otherwise disposed of by Salix or its Affiliates in the Territory, before the application of any Deductions.

1.80 “Sales Forecasts” means the Salix forecasts of sales of the Sanvar Product as delivered by Salix to Debiovision in a Commercialization Plan.

1.81 “Sales Price” means the gross amount received by Salix or its Affiliates or any Third Party on their behalf in respect to a Sanvar Product (on a Product by Product basis) sold or otherwise disposed of by Salix or its Affiliates in the Territory before the application of Deductions, calculated per Unit of Sanvar Product, averaged over a Quarter.

1.82 “Salix” means Salix Pharmaceuticals, Inc., as set forth in the first paragraph of this Agreement.

1.83 “Salix Commitment” means (a) in respect of the Sanvar Product, the amount of costs to be incurred in the five (5) first years of the Initial Term by Salix, directly or indirectly in connection with the Sanvar Product in the Territory in relation to (i) educational and promotional activities; (ii) Detailing efforts; (iii) Commercialization efforts, and (iv) public relations, related thereto; and (b) subsequently in respect of any Product, the amount of such costs to be incurred in respect of such Product pre Launch and in the period of four years post Launch as set out in the Commercialization Plan for such Product.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

1.84 “Salix Generic” means any Generic introduced in the Territory either directly or indirectly by Salix or any Salix Affiliate.

1.85 “Salix Information” means any and all Proprietary Data, Intellectual Property Rights, quality module, chemistry, manufacturing and control information, in whatsoever form and in their original language, developed by and proprietary to Salix or within the possession or control of Salix or any Salix Affiliate and relating to the Technology, any Product or any Salix Improvement, which shall include any NDA, regulatory documentation, clinical efficacy and safety, development, synthesis which Salix has filed, developed or acquired or may hereafter file, develop or acquire at any time during the Initial Term.

1.86 “Salix IP” means all Salix Information and Salix Patent Rights.

1.87 “Salix Patent Rights” means all Patent Rights of Salix or any Salix Affiliate, at any time during the Initial Term, in the Territory or in any other part of the World, subject to Section 10.4.

1.88 “Sanvar Product” means the human pharmaceutical product utilising the Technology and the Intellectual Property, in its immediate release formulation (“IR Formulation”), as more particularly described in the Specification contained in the Existing NDA.

1.89 “Sanvar Royalty Term” means the period of [*] years from Launch of the Sanvar Product in the Territory.

1.90 “Specifications” means the procedures, test results, requirements, standards, and other data and documentation with respect to the manufacture of the API and associated raw materials, excipients and components and with respect to the manufacture of the Sanvar Product, all fully in accordance with the Existing NDA (as amended from time to time in accordance with the terms of this Agreement).

1.91 “SR Formulation” means any sustained, controlled or slow release formulation of the Technology proprietary to Debiovision and/or any Affiliate of Debiovision.

1.92 “Summary of Product Characteristics” means the summary of product characteristics for the Sanvar Product, as set out in Schedule 1.92.

1.93 “Technology” means vapreotide acetate, a pharmaceutical preparation for human and veterinary use containing a molecule claimed, produced, covered under or using, in whole and in part, the Intellectual Property.

1.94 “Term” shall have the meaning set forth in Section 14.1.

1.95 “Territory” means the USA and its territories.

1.96 “Third-Party” means any Person other than a Party or an Affiliate of a Party.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

1.97 “Transition Period” shall have the meaning set forth in Section 15.1(a).

1.98 “Unit” means one unit of any Product, a Unit to be determined by reference to the Regulatory Approval for such Product in the Territory.

1.99 “Unit Royalty” shall mean the royalty payable on each Unit of Sanvar Product under the terms of Section 4.1.2.

1.100 “Unit Royalty Report” shall have the meaning set forth in Section 4.6.

1.101 “USA” means the United States of America.

1.102 “Valid Claim” means i) any claim of an issued and unexpired Patent Right which has not been revoked or held unenforceable or invalid by a decision of a court or a government agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal, or which has not been disclaimed, denied or admitted to be invalid or unenforceable through reissue, disclaimer or otherwise; and ii) the pending claims under any patent application included within a Patent Right until they are rejected or considered unpatentable or invalid by a government agency of competent jurisdiction.

1.103 “Year” shall be as defined in Section 4.3.

2. DEBIOVISION LICENSE AND OPTION

2.1 Licenses. Subject to the terms and conditions set forth in this Agreement, with effect from the Effective Date, Debiovision hereby grants to Salix a sole and exclusive license under the Technology and the Intellectual Property to develop, register, make, manufacture, procure manufacturing, Package or procure Packaging and Commercialize:

(a)	the Sanvar Product; and;

(b)	any Combination Product for which Development shall have commenced during the Initial Term; and

(c)	up to and no more than three New Products where Development of such a New Product shall have commenced during the Initial Term;

throughout the Territory (the “License”).

2.2 Restrictions on Rights. Salix acknowledges and agrees that the License:

2.2.1 shall be personal to Salix, that is, without the right to sublicense or subcontract. Notwithstanding the foregoing, Salix may:

(a)	subcontract manufacture of all or any part of a Product pursuant to Section 9; and

(b)	Co-Promote the Sanvar Product or any subsequent Product pursuant to Section 2.3;

and subject to the terms and conditions of this Agreement; and

2.2.2 shall not permit Salix to Commercialize the Technology or the Products outside the Territory and that Debiovision retains the exclusive right, directly or through Third Parties, to Commercialize the Technology and/or the Products outside the Territory.

2.3 Right to Co-Promote. Subject to Debiovision’s prior written approval, which shall not be unreasonably withheld or delayed, Salix shall have the right to Co-Promote the Sanvar Product and any subsequent Product, in the Territory by appointing a Co-Promoting Entity, provided that no such Co-Promoting arrangement shall have any effect on Salix’s performance of its obligations under this Agreement and provided further that the appointment of any such Co-Promoting Entity shall be on the following terms:

(a)	the terms and conditions of the Co-Promoting agreement shall be fully consistent with the terms of this Agreement;

(b)	the Co-Promoting Entity shall be subject to terms relating to confidentiality substantially in the form of Section 11 hereof;

(c)	the Co-Promoting Entity shall not sell the Product and shall have no rights under any Manufacturing Agreement;

(d)	notwithstanding any such Co-Promoting arrangement, Salix shall remain solely responsible for the performance of its obligations hereunder and any breach by the Co-Promoting Entity shall be deemed a breach by Salix.

2.4 Exclusivity in the Territory. Subject to the terms and conditions set forth in this Agreement, Debiovision undertakes and agrees that during the Term, it will not appoint or have appointed any other distributor, reseller or other person to Commercialize the Technology, the Intellectual Property or any Product in the Territory or license any Third Party to use any part thereof in the Territory nor will it, directly or indirectly, supply Products to distributors, resellers or users located within the Territory. For the avoidance of doubt, nothing in this Agreement shall prevent Debiovision from contributing to or advertising in international journals or from attending and/or exhibiting at any international conference or events held in the Territory.

2.5 Rights of Debiovision. Notwithstanding the rights granted to Salix under Section 2.1, Salix hereby agrees that Debiovision reserves its rights, directly or through a Third Party, to develop, make, manufacture and use the API and the Products within the Territory for Commercialization outside the Territory only. Furthermore, Salix agrees that Debiovision reserves the right directly or through an Approved Manufacturer, to manufacture or have manufactured the API or the Sanvar Product in the Territory in such quantities required to satisfy demand therefor outside the Territory.

2.6 Right of First Negotiation. Debiovision hereby grants to Salix a right of first negotiation to:

2.6.1 an exclusive upfront, milestones and royalty bearing license for the Territory, to Commercialize the SR Formulation; and

2.6.2 a Supply Agreement for the supply of SR Formulation, since the license shall not include the right to manufacture the SR Formulation which shall remain with Debiovision and its Affiliates

(the “Right of First Negotiation”).

The terms and conditions of such license and supply agreement shall be negotiated in good faith between the Parties. The Right of First Negotiation shall be exercisable at any time during the period of [*] calendar months commencing on the Effective Date by service of notice in writing by Salix to Debiovision. If after exercise of such option, notwithstanding such good faith negotiations, the Parties are unable to agree on the terms and conditions of the license and supply agreement within [*] days of the date of notice of exercise, Debiovision shall be free thereafter to grant rights in the SR Formulation in the Territory to a Third Party, provided that such Third Party terms are not materially more favourable to such Third Party than the terms previously offered to Salix in such good faith negotiations.

2.7 Disclosure and Transfer to Salix of Intellectual Property. Forthwith following the Effective Date and from time to time during the Initial Term Debiovision:

2.7.1 shall disclose and make available to Salix all Intellectual Property;

2.7.2 acknowledges that all Intellectual Property created, acquired or developed after the Effective Date and during the Initial Term is licensed to Salix under the terms of Clause 2.1; and

2.7.3 shall on request, to the extent legally possible give Salix full access to any regulatory dossier related to a Product filed outside the Territory in connection with Commercialisation of such Product by Salix in the Territory.

2.8 Prohibited Products. Unless otherwise agreed in writing by Debiovision during the Initial Term, Salix shall not directly or indirectly, whether as principal, agent, independent contractor, licensor, licensee, co-promoter, or in any other manner, distribute or sell any Prohibited Product either in or outside the Territory provided that this restriction shall not apply to any Prohibited Product in the course of development or on the market at the time of acquisition by Salix or a Salix Affiliate of a corporate or business entity where such Prohibited Product was part of the product portfolio of such company or business and in such circumstances the provisions of Section 2.9 shall apply as if such acquired Prohibited Product was a Competing Product.

2.9 Competing Product. If Salix either directly or indirectly, whether as principal, agent, independent contractor, licensor, licensee, co-promoter, or in any other manner, distributes or sells any Competing Product in the Territory at any time during the period in which the Orphan Drug Designation shall provide market exclusivity for the Sanvar Product in the Territory (“the Orphan Drug Exclusivity Term”) it shall ensure that the annual Salix Commitment in respect of the Sanvar Product shall continue for the remainder of the Orphan Drug Exclusivity Term, at the level of costs incurred in the Salix Commitment on average in the two years preceding such Salix involvement in the Competing Product.

2.10 Salix Generic. Salix shall be permitted (whether directly or indirectly) to Commercialize a Salix Generic provided that:

2.10.1 it will not effect Launch of such Salix Generic prior to the expiry of the Orphan Drug Exclusivity Term (but may effect pre Launch activities during the period of six months preceding such expiry);

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

2.10.2 such Salix Generic shall be a Product for the purpose of calculating Sales of Products under Section 4.1.1;

2.10.3 it shall pay a royalty on any such Salix Generic for the Royalty Term in respect of the Sanvar Product in accordance with Section 4.1.5.

2.11 Additional Territory. If Salix so requires it may request an amendment to the definition of the Territory to include an additional territory or territories provided that any such request:

2.11.1 shall be in writing;

2.11.2 shall identify the Salix Affiliate or licensee in the additional territory which will effect Commercialization;

2.11.3 shall contain an initial Commercialization Plan for such territory; and

on receipt of any such request Debiovision shall commence negotiations with Salix. The Parties shall negotiate in good faith to set forth the particular terms and conditions of such amendment(s) to this Agreement as may be required to effect such amendment to the Territory and the addition of such other territory(ies).

3. SALIX LICENSE

3.1 Salix License. Forthwith following the Effective Date and from time to time during the Initial Term, Salix shall:

3.1.1 disclose to Debiovision all Salix IP in so far as the same may reasonably be considered to be of assistance to Debiovision in the global Commercialization of any Product; and

3.1.2 grant to Debiovision an irrevocable, royalty free, exclusive license, with the right to sub-license subject to Section 3.2, to use the Salix IP in connection with the development, registration, the making of, manufacturing and Commercialization of any Combination Product and/or up to three New Products in all countries outside the Territory; and

3.1.3 upon request, give Debiovision full access to any regulatory dossier related to any Product of Salix filed in the Territory under the terms of this Agreement for Commercialization of such Product by Debiovision or its licensee, outside the Territory.

3.2 Debiovision Affiliates and Licensees. In consideration of the rights granted by Salix to Debiovision or its licensees under Section 3.1, Debiovision during the Initial Term undertakes to use all reasonable endeavours to:

3.2.1 procure from any current licensee of Debiovision or any Debiovision Affiliate as at the Effective Date, of the Technology outside the Territory, rights for the benefit of Salix in the

Territory to any Intellectual Property Rights and information created, generated or identified by such licensee, such that the same shall be Debiovision Information and Intellectual Property for all purposes under this Agreement; and

3.2.2 from time to time, in respect of any licensee of Debiovision or any Debiovision Affiliate who shall be granted rights in respect of the Technology outside the Territory after the Effective Date, procure for the benefit of Salix rights in the Territory to any Intellectual Property Rights and information created, generated or identified by such licensee, such that the same shall be Debiovision Information and Intellectual Property for all purposes under this Agreement;

Provided that if any such licensee does not grant to Debiovision, for the benefit of Salix, such reciprocal rights, Debiovision shall not sub-license any rights to the Salix IP under Section 3.1 to any such licensee and shall not itself use or exploit any such rights in the Salix IP in such licensee’s territory.

3.3 Right of First Refusal. Salix hereby grant to Debiovision a right of first refusal to manage Clinical Studies on behalf of Salix, upon terms and conditions to be agreed upon between the Parties.

3.4 Salix Development. Salix shall discuss with Debiovision the conduct of any Clinical Development in respect of any Life Cycle Management Plan and acknowledges and agrees that Debiovision may participate and contribute to the costs of any such Clinical Development on such terms as may be negotiated in good faith and agreed between the Parties at the start of any Clinical Development in respect of any Combination Product or New Product (such terms to include, as appropriate, the increase of any Net Sales Royalty in respect of any such Combination Product under Section 4.1.4, provided that such Net Sales Royalty shall not in any circumstances exceed [*]% of the Net Sales of such Combination Product).

4. CONSIDERATION

4.1 In consideration of the License, the Intellectual Property, the commercial and scientific experience developed and acquired so far by Debiovision and other rights granted to Salix hereunder, including the Technology and the Sanvar Product, regulatory filings, the transfer to Salix of the Existing NDA, the regulatory exclusivity rights based upon the Orphan Drug Designation, all clinical studies and Debiovision’s ongoing phase III study for Sanvar Product in the USA, Salix hereby agrees to pay Debiovision:

4.1.1 A non-refundable amount of US $14,000,000 payable during the Sanvar Royalty Term and in accordance with the following payment schedule:

(a)	US $[*] within 5 Business Days following the Effective Date;

(b)	US $[*] within 5 Business Days following the receipt by Salix of a copy of Debiovision’s [*], together with confirmation of Debiovision that it has [*],

(c)	US $[*] within 5 Business Days following [*],

(d)	US $[*] within 5 Business Days following the date upon which US $[*] Million of Sales of Products are achieved in one calendar year,

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

(e)	US $[*] within 5 Business Days following the date upon which US $[*] Million of Sales of Products are achieved in one calendar year,

(f)	US $[*] within 5 Business Days following the date upon which US $[*] Million cumulative Sales of Products are achieved, and

(g)	US $[*] within 5 Business Days following the date upon which US $[*] Million cumulative Sales of Products are achieved,

Provided that notwithstanding the foregoing payment schedule, at the end of the Sanvar Royalty Term, Salix shall have paid to Debiovision the total amount of US $14,000,000 and therefore any amount set forth in subsections (a) to (g) which shall have not been paid to Debiovision as at such date, shall become due at the end of the Sanvar Royalty Term, save only where the Sanvar Royalty Term shall have been terminated under Sections 14.4 or 14.5;

4.1.2	in respect of the Sanvar Product for the Sanvar Royalty Term;

(a)	a unit royalty, calculated as an amount per Unit of Sanvar Product manufactured and supplied to Salix by an Approved Manufacturer (the “Unit Royalty”) during the Sanvar Royalty Term, such Unit Royalty to be US$[*] per Unit, subject to Section 4.2 below; and

(b)	a Net Sales Royalty at the rate of [*]% of Net Sales of Sanvar Product;

Provided that notwithstanding the above in the event that in any Quarter the Sales Price of the Sanvar Product in the Territory shall be equal to or less than US$[*] ([*] dollars) per Unit of Sanvar Product, in substitution for the Unit Royalty and the Net Sales Royalty set out above, Salix shall pay a Net Sales Royalty on all such Sanvar Product sold in such Quarter at the rate of [*]% ([*] per cent) of Net Sales provided that the Royalty payable to Debiovision in respect of the Sanvar Product shall not in any circumstances be less than US$[*] ([*] dollars) per Unit of Sanvar Product sold.

4.1.3 In respect of any Combination Product where such Combination Product has been disclosed to Salix after the Effective Date by Debiovision under Section 2.7 and information relating to such Combination Product is a Debiovision Improvement and/or subject to a Valid Claim of any Debiovision Patent Rights, a Royalty at the rate of [*]% ([*] percent) of Net Sales of such Combination Product for such Combination Product Royalty Term;

4.1.4 In respect of any Combination Product where such Combination Product has been disclosed by Salix to Debiovision under Section 3.1 and information relating to such Combination Product is a Salix Improvement and/or subject to a Valid Claim of any Salix Patent Rights, a Royalty at the rate of [*]% ([*] percent) of Net Sales of such Combination Product for such Combination Product Royalty Term.

4.1.5 In respect of any Salix Generic, a royalty at the rate of [*]% ([*] per cent) of Net Sales of such Salix Generic, for the Sanvar Product Royalty Term only.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

4.1.6 For the avoidance of doubt no Royalty shall be payable in respect of any New Product, provided that Sales of any Combination Product, any New Product or any Salix Generic and any Competing Product in accordance with the terms of Section 2.9, shall be included in the calculation of cumulative Sales of Products for the purposes of Section 4.1.1.

4.2 Adjustment of Sanvar Product Royalty. The Sanvar Product Royalty and the sums payable in respect thereof shall be adjusted as follows;

4.2.1 it is acknowledged and agreed that where Salix obtains supply of the Sanvar Product and API from an Approved Manufacturer under the terms of a Manufacturing Agreement agreed with Debiovision under Section 9, in respect of each Unit of Sanvar Product the Unit Royalty (under Section 4.1.2(a)) plus the Net Sales Royalty (under Section 4.1.2(b)) plus the Cost of Goods (“the Unit Cost”) averaged over any Quarter shall not, for the Sanvar Royalty Term exceed US$[*] ([*] dollars) (“the Cap”) provided that for the purpose of calculating the Unit Cost and the Cap, the following shall apply:

(a)	the Cost of Goods element shall for the purposes of indexation under this Section 4.2.1 only, be deemed as at the Effective Date to be US$[*] ([*] US dollars) per Unit and such deemed Cost of Goods shall with effect from the Effective Date be indexed and shall be increased (if appropriate) on 1 January in each year (commencing on 1 January 2008) by the percentage increase (if any) in the Producer Price Index Pharmaceutical Preparations Mfg (Series ID pcu 325412325412) as published by the US Department of Labor, Bureau of Labor Statistics or any successor index thereto during the preceding twelve months and the Cap shall be increased accordingly to reflect any change in such index as applied to such deemed Cost of Goods element; and

(b)	where the Approved Manufacturer prices and invoices in a currency other than US$, the Cost of Goods in respect of each batch of Products shall be calculated in US$ by reference to the exchange rate applicable on the date of payment by Salix of the Approved Manufacturer’s invoice. If such exchange rate shall vary from the exchange rate applicable as at the Effective Date (which for invoicing in Swiss Francs is set at 1 CHF/Swiss Franc: US$0.78; and for invoicing in Euro is set at 1 Euro: US$1.22) in a manner which shall increase the US$ cost;

(i)	by less than [*]% variation, the actual US$ price paid by Salix shall remain the Cost of Goods in calculating the Unit Cost;

(ii)	by greater than [*]% variation, [*]% of the additional sum paid by Salix by reason of the exchange rate variation in excess of the [*]% variation, shall be deducted from the Cost of Goods in calculating the Unit Cost.

If the Unit Cost (calculated in accordance with the above) shall exceed the Cap (adjusted as above) in any Quarter the Unit Royalty under Section 4.1.2(a) shall be adjusted and reduced by such sum as shall equal the excess over the Cap, for such Quarter, with any credit being applied to payments due in respect of Unit Royalty in the subsequent Quarter.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

4.2.2 at the end of each Quarter on delivery of the Net Sales Report under Section 4.7, Salix shall calculate the percentage difference between Sales and Net Sales in such Quarter (that is Deductions represented as a percentage of Sales) and such percentage difference shall be deducted from the Unit Royalty actually paid in the preceding Quarter in respect of each Unit of Product with any credit being applied to payments in respect of Unit Royalty due in the subsequent Quarter.

4.3 Minimum Payments. Within sixty (60) days of the end of each year (being a period of twelve months from the Launch Date, or any anniversary of the Launch Date (“Year”)) during the Sanvar Royalty Term, Salix shall make a balancing payment (if any) such that the total amount of Royalty paid to Debiovision for such Year under Section 4.1.2 shall not be less than the sums set out below in respect of such Year (the “Minimum Payments”);

Year Commencing on Launch Date	Amount of Minimum Payment
Year 1		[*]
Year 2	US$	[*]
Year 3	US$	[*]
Year 4	US$	[*]
Each subsequent Year to expiry of the Sanvar Royalty Term	US$	[*]

Provided that such obligation to effect a Minimum Payment shall cease with effect from the date of introduction on to the market in the Territory of a Generic in respect of the Sanvar Product (save for a Salix Generic) and shall be payable (if any) pro rata in respect of any part of a Year in which such a Generic may be introduced.

4.4 No deduction of costs. Save as specified in the definition of Net Sales and Deductions or as provided in Section 4.2.1 no costs incurred by Salix in the development, manufacture or Commercialization of the Products shall be deducted from any Royalties payable to Debiovision hereunder.

4.5 Sales. Salix shall use all reasonable endeavours to price the Sanvar Product in such manner as shall maximise Sales of the Sanvar Product in the Territory. Salix shall not commercialize any Product in conjunction with any other products in the Territory as a loss leader.

4.6 Unit Royalty Payment and Report. Within thirty (30) days of receipt by Salix of an invoice from the Approved Manufacturer for delivery of Sanvar Product, Salix shall pay to Debiovision the Unit Royalty payable in respect of each Unit so invoiced. Each Royalty payment shall be accompanied by a copy of the Approved Manufacturer’s invoice and a written report (the “Unit Royalty Report”) prepared by Salix which shall set forth, for the period covered by the Unit Royalty Report, (i) the number of Units of Sanvar Products so invoiced by such Manufacturer; (ii) the calculation of the Royalty under Section 4.1.2 that is being paid to Debiovision; and (iii) any adjustment applied in accordance with Section 4.2 in respect of the preceding Quarter.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

4.7 Net Sales Royalty Payment and Quarterly Report. Within sixty (60) days after the end of each Quarter following Launch, Salix shall provide to Debiovision a written Quarterly Report showing in reasonably specific detail, on a Product-by-Product basis (a) the Sales of all Products sold by Salix or its Affiliates during such Quarter; (b) the calculation of Deductions and Net Sales from such Sales; and (c) the calculation of the Net Sales Royalty in respect of such Product, (d) the calculation under Section 4.2.1(a) and any adjustment required to sums previously paid as Unit Royalty and contained in the Unit Royalty Report, and with such Report shall effect payment of the sum due.

4.8 Annual Report. Within sixty (60) days after the end of each calendar year, Salix shall provide Debiovision with an annual written report summarising on a Product by Product basis the Royalties payable in such preceding year and in respect of the Sanvar Product reconciling the Unit Royalty and the Net Sales Royalty and any adjustments effected under Section 4.2.

5. PAYMENT GENERAL

5.1 Payment Date. Any payment due hereunder that falls due on a date that is not a Business Day may be made on the next Business Day.

5.2 Invoices. Debiovision shall promptly invoice Salix for all sums due and payable by Salix under the terms of this Agreement.

5.3 Audit. Salix shall, at its expense, keep accurate and complete records of the latest five (5) calendar years relating to Sales and Net Sales of Products to ensure that payments set forth in Section 4 are accurate. For the sole purpose of verifying amounts payable to Debiovision, Debiovision shall have the right no more than once each calendar year, at Debiovision’s expense, to appoint an independent auditor (reasonably acceptable to Salix) to inspect such records in the location(s) where such records are maintained by Salix upon reasonable notice and during regular business hours for the purpose only of verifying the Quarterly Reports. Debiovision shall procure that any such independent auditor shall keep and maintain all information obtained from Salix in strict confidence and shall disclose the same only to Debiovision only for the purpose of reporting the results of such audit. The results of such audit shall promptly be made available to Salix. If the review indicates a deficiency or reflects that the payments to Debiovision under Section 4 should have been made earlier by Salix, then, as the case may be, such payment shall be promptly remitted to Debiovision, together with interest calculated in the manner provided in Section 5.7. If the review indicates any overpayment or early payment Debiovision shall credit the same against subsequent payments. Where the review reveals a discrepancy in the payments due to Debiovision of in excess of [*] per cent ([*]%) of the payments due for such calendar year, Salix shall reimburse Debiovision all of the costs of such audit.

5.4 Currency and Method of Payment. All payments to be made pursuant to this Agreement shall be made by Salix to Debiovision in US Dollars (US$) pursuant to directions given by Debiovision to Salix in writing from time to time, during the relevant Royalty Term.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

5.5 Taxes. All payments under this Agreement shall be excluding any applicable tax. All such taxes shall be paid by Salix on receipt of Debiovision’s invoice stating any such tax payable.

5.6 Withholding Tax. Salix acknowledges Debiovision’s representation that Debiovision is eligible for the benefits of the Tax Convention between the U.S.A. and Canada (hereafter the “Convention”) and that, by application of the Convention, the amounts payable to Debiovision pursuant to Section 4 shall not be subject to U.S. Withholding. If, at any time, regulations require that any taxes, duties, charges or levies be withheld from these payments, Salix shall inform Debiovision thereof, whereupon the Parties shall meet and determine the manner in which such withholding shall be dealt with between the Parties.

5.7 Interest. Any payment due hereunder which is not paid on the date such payment is due in accordance with the provisions set forth in Section 4 shall bear interest at the Prime Rate plus three percent (3%) per annum, calculated on the number of days such payment is delinquent.

6. JOINT STEERING COMMITTEE AND MANAGEMENT OF THE RELATIONSHIP

6.1 Creation. With effect from the Effective Date, the Parties shall, within ten (10) Business Days from the Effective Date, establish and operate a Joint Steering Committee (“JSC”) which shall;

6.1.1 manage and oversee the Existing NDA and issues arising prior to the NDA Approval Date;

6.1.2 manage and oversee the manufacture of the Sanvar Product in accordance with Section 9;

6.1.3 oversee implementation of the Lifecycle Management Plan and Commercialization of the Sanvar Product;

6.1.4 manage the collaboration between the Parties under this Agreement;

6.1.5 review any proposal for a New Product or Combination Product, to review the proposed Clinical Development thereof and if applicable, manage the collaboration of the Parties in such Clinical Development; and

6.1.6 manage and oversee the Lifecycle Management Plan and Commercialization of any Product.

6.2 Membership. The JSC shall comprise six (6) persons (“Members”) and Debiovision and Salix respectively shall be entitled to each appoint three (3) Members, to remove any Member appointed by it and to appoint any person to fill a vacancy arising from the removal or retirement of such Member appointed by it. Salix and Debiovision respectively shall each notify the other of any change in the identities of their Members. Each Party shall use reasonable endeavours to keep an appropriate level of continuity in representation. Members may be represented at any meeting by another person designated by the absent Member. There will be a Chairperson who will alternate between one of Debiovision Members and one of Salix Members at each meeting.

6.3 Decisions of JSC. Conclusions and decisions of the JSC shall be made by unanimous agreement of the Members wherever possible and shall be minuted by or on behalf of the Chairperson who shall send a copy of the minutes of each JSC meeting to both Parties. Both Parties will use their reasonable efforts to build consensus. The JSC members shall at all times when making a decision, consider in good faith, and make decisions consistent with:

(a)	Debiovision’s global plans for Commercializing the Products;

(b)	Salix’s Commercialization of the Technology in the Territory;

(c)	obtaining NDA Approval as soon as possible for each Product;

(d)	seeking to maximise Sales of the Products in the Territory; and

(e)	the obligation of the Parties in respect of manufacture under Section 9

6.4 Failure to Agree. If the JSC does not reach unanimous agreement on any particular matter then such matters requiring resolution shall be referred to the Chief Executive Officer of Debiovision or equivalent position (or his or her nominee with authority to determine any issue) and the Chief Executive Officer of Salix or equivalent position (or his or her nominee with authority to determine any issue) (the “Executives”) for resolution, and the Executives shall use reasonable and good faith efforts to resolve such matters within thirty (30) days of the date such matters are referred to them for resolution. If notwithstanding such good faith efforts, the Parties still fail to resolve the matter so referred, then:

(a)	Subject to its obligations under Section 8 Salix shall have the casting vote on issues relating to the Commercialization of Products in the Territory after NDA Approval; and

(b)	Subject always to its obligations under Section 7.1 Debiovision shall have the casting vote on issues relating to the Existing NDA prior to the NDA Approval Date; and

(c)	In respect of issues relating to manufacture, the JSC shall act in accordance with Section 9.

Provided that the JSC (or any determination of the Executives) shall not amend any terms of this Agreement: such amendment to be effected only by the agreement of the Parties in accordance with Section 17.15.

6.5 Meetings. The venue for meetings shall alternate between the premises of the Parties, if not held by teleconference or videoconference. Each Party shall be responsible for its own expenses including travel and accommodation costs incurred in connection with JSC meetings.

6.6 The JSC shall have power to invite persons whose special skills or influence might advance the Lifecycle Management Plan or assist in connection with the Existing NDA, in confidence and upon behalf of the JSC, to attend and address meetings of the JSC. For the avoidance of doubt it is agreed that such persons shall not be JSC Members and shall not participate in the decision making process of the JSC.

6.7 The JSC Chairperson for each meeting is responsible for promptly preparing the minutes of such JSC meeting, seeking unanimous approval of those minutes from the JSC Members, signing and dating the approved minutes and promptly distributing a copy of the signed minutes to each Party. It is only such signed and dated minutes which shall constitute a decision of the JSC.

6.8 The JSC shall hold meetings in person as frequently as the members of the JSC may agree shall be necessary and otherwise by teleconference or a video-conference, but in any event no less frequently than four times in each calendar year until the end of December 2007, with the first such meeting occurring no later than 31 March in each calendar year and the third such meeting not later than 31 October in such calendar year. Thereafter, the Parties shall discuss and agree to the frequency with which JSC meetings shall be held. Dates of meetings shall be agreed by the Parties not less than thirty (30) days beforehand; responsibility for arranging the meetings, including, at least, providing notice and an agenda, shall be the responsibility of the Chairperson for that meeting; the first meeting will take place as soon as practicable after the Effective Date, but in no event later than twenty (20) Business Days after the Effective Date and will be organised by Salix.

6.9 Lifecycle Management Plan and Commercialization Plan for the Following Calendar Year. The JSC shall, by 31 October of each calendar year determine the detail of the Lifecycle Management Plan and Commercialization Plan in respect of each Product for the following year. The Lifecycle Management Plan and Commercialization Plan shall contain reasonable target dates for major events as appropriate, and the JSC shall discuss these in good faith with reference to progress made in the current year. The JSC may, at the request of Salix only, add to and/or amend each Lifecycle Management Plan and Commercialization Plan during the course of any year as it considers appropriate from time to time, as long as each amendment is reduced to writing and signed and dated in accordance with the decision making process described in this Section 6. The JSC shall retain copies of all such authorised versions of the Lifecycle Management Plan and Commercialization Plan and each shall be the current version(s) thereof for the purposes of this Agreement as of the date of signature by the JSC Chairperson;

6.10 Role. Provided that the JSC shall have no authority to amend any terms of this Agreement or determine any matter that would cause any payments stated in this Agreement to be other than the amount of those terms as stated herein or require either party to incur costs materially in excess of those anticipated as at the Effective Date and without prejudice to the terms of Section 6.1, the JSC shall, for the avoidance of doubt:

(a)	not manage the progress of the Existing NDA on a day-to-day basis (this being the responsibility of Debiovision until NDA Approval);

(b)	not manage the implementation of each Lifecycle Management Plan or Commercialization Plan on a day-to-day basis (this being the responsibility of Salix);

(c)	as an output of each JSC meeting, prepare a report to the respective management of each Party detailing the progress of the Existing NDA and the implementation of the Lifecycle Management Plan or Commercialization Plan and such other matters as discussed at such meeting;

(d)	be a co-ordination forum in relation to the global issues relating to Product Commercialization;

(e)	review the Quarterly Reports;

(f)	review the Sales Forecasts for each relevant year;

(g)	ensure a regular flow of information between the Parties; and

(h)	perform such other functions and responsibilities as are given to it under the express provisions of this Agreement.

6.11 Documentation. No later than seven (7) days prior to each meeting of the JSC:

(a)	Salix will provide Debiovision with written copies of all materials Salix intends to present at the JSC meeting which shall include (i) a written report summarising its conduct of the Lifecycle Management Plan and Commercialization Plan since the previous meeting and any material results and issues; (ii) any information which Salix obtains or receives which may reasonably be considered to be of material interest, benefit or use to Debiovision in relation to the sale of Products outside the Territory; and

(b)	Debiovision will provide Salix with written copies of all materials Debiovision intends to present at the JSC meeting which shall include (i) a written report summarising its progress of the Existing NDA since the previous meeting and any material results and issues; (ii) any information which Debiovision obtains or receives which may reasonably be considered to be of material interest, benefit or use to Salix in relation to the sale of Products in the Territory.

7. REGULATORY MATTERS

7.1 Regulatory Approval. Debiovision shall:

7.1.1 pursue, at its sole cost, all reasonable commercial efforts to obtain NDA Approval in respect of the Existing NDA as soon as reasonably possible and shall promptly deal with all matters and issues raised by the FDA in connection therewith.

7.1.2 ensure the response submitted to the Approvable Letter to the FDA is complete in all respects and reasonably anticipated to be sufficient to obtain NDA Approval.

7.1.3 use all reasonable endeavours to procure that the NDA Approval is in the form currently anticipated and that there is no black box or contraindication attached to the Sanvar Product (other than as currently anticipated in the Summary of Product Characteristics).

7.1.4 keep Salix fully regularly informed (by reports to the JSC) of its progress and all matters relating to the Existing NDA, including the progress of the ongoing phase III study.

7.2 Transfer and Renewal of Regulatory Approval. Debiovision, with the collaboration of Salix, shall diligently take all commercially reasonable measures to transfer the Existing NDA to Salix as promptly as possible after receipt of the NDA Approval. Salix shall then take all commercially reasonable measures to maintain and/or renew the NDA Approval during the Sanvar Royalty Term.

7.3 Information. Without prejudice to its obligations under Section 2.7, in order to enable Salix to comply with the requirements of any Regulatory Authority in the Territory, Debiovision hereby undertakes to provide Salix with all information, formulae, specifications, particulars, analyses, reports and literature in its possession or under its control, that may be required from time to time, in connection with statutory requirements provided by the laws of the Territory, relating to the Commercialization of the Sanvar Product.

7.4 Salix Proprietary Data. Salix shall own all Promotional Material and Clinical Development, Regulatory Authority submissions and Regulatory Approvals related to any Product and all data contained therein (“Proprietary Data”) in the Territory provided that Debiovision and its Affiliates shall have a perpetual, royalty-free, exclusive, license to use and sub-license such Proprietary Data outside the Territory under the terms of Section 3.1.

7.5 Debiovision Proprietary Data. Debiovision, its Affiliates or licensees shall own all promotional material and clinical development data, Regulatory Authority submissions and Regulatory Approvals related to any Product and all data contained therein outside the Territory, provided that Salix and its Affiliates shall have an exclusive license to use and sub-license such proprietary data in the Territory under the terms of Sections 2.1 and 2.7, the whole subject to contrary contractual obligations of Debiovision.

7.6 Complaints and Reporting of Adverse Event.

7.6.1 Salix shall promptly inform Debiovision of:

(a)	any complaints or reports of incidents which it receives concerning any Product within the Territory within 24 hours of Salix’s receipt of the same, provided that all complaints concerning SAEs shall be reported to Debiovision immediately following receipt of the same by Salix;

(b)	correspondence to and from a Regulatory Authority in the Territory regarding a Product and shall immediately provide Debiovision with copies of all correspondence received from any Regulatory Authority related to safety, efficacy and use of a Product in the Territory.

7.6.2	Debiovision shall promptly inform Salix of:

(a)	any complaints or reports of incidents which it receives concerning any Product outside the Territory within 24 hours of Debiovision’s receipt of the same, provided that all complaints concerning SAEs shall be reported to Salix immediately following receipt of the same by Debiovision;

(b)	correspondence to and from a Regulatory Authority outside the Territory regarding a Product and shall immediately provide Salix with copies of all correspondence received from any Regulatory Authority outside the Territory related to safety, efficacy and use of a Product outside the Territory and shall use Due Diligence efforts to ensure that its Affiliates and licensees promptly supply the same to Debiovision to enable it to comply with its obligations under this Section 7.6.2.

7.7 Notification from Regulatory Authority. Debiovision agrees to inform Salix, immediately of notification of any action by, or notification or other information which it (or any Debiovision licensee or Affiliate) receives (directly or indirectly) from any Regulatory Authority outside the Territory, which: (a) raises any material concerns regarding the safety or efficacy of a Product; (b) which indicates or suggests a potential material liability for either Party to Third Parties arising in connection with a Product; or (c) is reasonably likely to lead to a recall of a Product, or (d) relates to the manufacture of any API or Product by an Approved Manufacturer including in all cases, but not limited to:

(a)	Regulatory Authority inspections of manufacturing, distribution or other related facilities, in which a Product or any API or any materials used in a Product is manufactured, stored or otherwise present;

(b)	receipt of a warning letter from any Regulatory Authority relating to a Product; or

(c)	initiation of any Regulatory Authority investigations, detention, seizure or injunction concerning a Product.

7.8 Notification from Regulatory Authority. Salix agrees to inform Debiovision, immediately of notification of any action by, or notification or other information which it receives (directly or indirectly) from any Regulatory Authority in the Territory, which: (a) raises any material concerns regarding the safety or efficacy of a Product; (b) which indicates or suggests a potential material liability for either Party to Third Parties arising in connection with a Product; or (c) is reasonably likely to lead to a recall of a Product or (d) relates to the manufacture of any API or Product by an Approved Manufacturer, including in all cases, but not limited to:

(a)	Regulatory Authority inspections of manufacturing, distribution or other related facilities, in which a Product or any API or any materials used in a Product is manufactured, stored or otherwise present;

(b)	receipt of a warning letter from any Regulatory Authority relating to a Product; or

(c)	initiation of any Regulatory Authority investigations, detention, seizure or injunction concerning a Product.

8. COMMERCIALIZATION

8.1 Launch of the Sanvar Product. Salix shall use all Due Diligence efforts to achieve Launch of the Sanvar Product as soon as reasonably practicable after the NDA Approval Date and to maximise Sales of the Sanvar Product in the Territory during the Sanvar Royalty Term.

8.2 Additional Authorisations. Salix, at its sole cost and expense, shall be responsible for obtaining all permissions, consents and licenses (other than the Existing NDA), required to Commercialize the Products in the Territory under any Applicable Law, including without limitation, any import approvals, wholesale dealer’s licenses and pricing and reimbursement approvals.

8.3 Commercialization Plan. Within ninety (90) days of the Effective Date, Salix shall provide Debiovision through the JSC with the Commercialization Plan for the Sanvar Product and thereafter the Commercialization Plan shall be updated yearly in accordance with Section 8.9.

8.4 Implementation of the Lifecycle Management Plan. Following Launch of the Sanvar Product in the Territory, Salix shall use Due Diligence efforts to implement the Lifecycle Management Plan. All decisions relating to any amendment to the Lifecycle Management Plan shall be discussed and agreed by the JSC in accordance with the procedures set out in and subject to the terms of Section 8.

8.5 Commercial Costs and Promotional Material. Salix shall be responsible for all costs and expenses associated with the Commercialization of the Product and with the designing and producing of any and all promotional materials including, but not limited to, data sheets, leaflets, advertisements for the Commercialization of the Products in the Territory (“Promotional Material”). Salix will, at its own costs, provide Debiovision with electronic copies (and at least five (5) paper copies) of all such Promotional Material and any subsequent updates.

8.6 Records Retention. Salix shall keep and maintain, for a period of at least two (2) years after any termination of this Agreement or longer if required by applicable laws or regulation, true and accurate books, records, test and laboratory data, reports and all other information relating to the Clinical Development and, manufacturing, of the Products in accordance with all applicable laws, rules and regulations, including but not limited to, those required to be maintained by GCP, GMP and good reporting practices. Salix shall make such records available to Debiovision and Debiovision’s representatives on reasonable request (subject to any such representative being bound by confidentiality terms substantially in the form of Section 11) and to the representatives of any Regulatory Authority.

8.7 Limitation. Provided that this provision shall not prevent Salix from contributing to international journals or advertising therein or attending and/or exhibiting at international conferences or events outside of the Territory, Salix shall not during the Term:

(a)	advertise the Products or canvass or solicit orders for the Products outside the Territory;

(b)	open branches for the sale of the Products outside the Territory; or

(c)	maintain distribution depots for the Products outside the Territory.

8.8 Salix Obligations. During the Term Salix shall:

(a)	comply at all times with all applicable laws and practices pertaining to the Commercialization of the Products in the Territory;

(b)	exercise its rights under this Agreement as principal and it shall not sell or otherwise dispose of Product on behalf of, or in the name of Debiovision or any of Debiovision’s Affiliates; and

(c)	not make any statements, representations, warranties or guarantees concerning the Products which are contrary to the Existing NDA or other NDA in respect of such Product or Applicable Laws.

8.9 All Risk Insurance. Salix agrees to maintain all risk and general liability and products liability insurance covering the transportation, development and Commercialization of the Products as is normal and customary in the pharmaceutical industry in the Territory generally for Persons similarly situated and in such form and effect so as to fulfil its obligations hereunder for a minimum coverage of US$10 Million.

9. MANUFACTURING

9.1 Manufacturing. Debiovision will as soon as practicable after the Effective Date introduce Salix to its current manufacturers of API and Sanvar Product and the Parties shall liaise and collaborate such that each of Debiovision and Salix shall enter into manufacturing agreements with such existing Approved Manufacturers on substantially the same terms, and such that the Manufacturing Agreements shall provide for Salix to obtain such quantities of Sanvar Product as its may reasonably require for Launch of the Sanvar Product and thereafter.

9.2 New Manufacturer. Debiovision is currently pursuing negotiations with a Third Party for the manufacture of Sanvar Product (“New Manufacturer”) and at its own expense taking all such steps as may be required to validate such New Manufacturer under the terms of the Existing NDA. Debiovision will as soon as practicable after the Effective Date introduce Salix to such New Manufacturer and the Parties shall collaborate and liaise in connection with the negotiations with such New Manufacturer such that if Debiovision enters into a manufacturing agreement with such New Manufacturer Salix shall have the ability to enter into a Manufacturing Agreement on substantially the same terms as those obtained by Debiovision and for the avoidance of doubt the provisions of Section 9.4.2 shall apply to such New Manufacturer.

9.3	Approved Manufacturers. Salix undertakes that it shall not, prior to the NDA Approval Date:

9.3.1 enter into any Manufacturing Agreement with any Approved Manufacturer other than any Approved Manufacturer with whom Debiovision has entered into a Manufacturing Agreement under the terms of Sections 9.1 or 9.2; or

9.3.2 propose to the JSC any change to the Specifications which would require any change to the Existing NDA.

9.4 New Approved Manufacturers. After the NDA Approval Date either Party shall be entitled to propose to the JSC any additional Approved Manufacturer. In such circumstances save as expressly agreed by the Parties

9.4.1 the Party proposing any additional Approved Manufacturer (“Proposing Party”) shall incur at its sole expense all costs required to validate such additional Approved Manufacturer under the NDA for the Sanvar Product;

9.4.2 neither Party shall be under any obligation to negotiate and enter into a manufacturing agreement with any such additional Approved Manufacturers provided that

(a)	the Proposing Party shall use all reasonable endeavours to procure that the other Party can obtain a manufacturing agreement with such additional Approved Manufacturers on substantially the same terms as that entered into by the Proposing Party;

(b)	if Debiovision is the Proposing Party and such additional Approved Manufacturer can offer a material reduction in Cost of Goods, if Salix shall not enter into a Manufacturing Agreement with such additional Approved Manufacturer the Cap applied to the Sanvar Product Royalty under Section 4.2.1 shall cease;

9.4.3 no amendment shall be made to the Specifications as contained in the NDA for the Sanvar Product without the prior approval of Debiovision such approval not to be unreasonably withheld or delayed, where any such change is required by the FDA.

9.5 Salix undertakes during the Initial Term that

9.5.1 all activities relating to the manufacture of API and the Sanvar Product, for and on its behalf shall be effected fully in compliance with the terms of this Agreement, the Manufacturing Agreements, GMP and all applicable laws, statutes and regulations;

9.5.2 it will obtain and maintain all necessary approvals and licenses required in the Territory for the purchase, transportation, receipt, manufacturer and Commercialization of the Products by it;

9.5.3 it shall exclusively purchase all of its requirements of the API and of the Sanvar Product from Approved Manufacturers in accordance with the terms and conditions of the Manufacturing Agreements.

9.6 Copies of Manufacturing Agreements. During the Initial Term;

9.6.1 Salix shall provide Debiovision with complete copies of the Manufacturing Agreements and any future amendments thereto; and

9.6.2 Debiovision shall provide Salix with complete copies of its manufacturing agreements with any Approved Manufacturer and any amendments thereto.

10. INTELLECTUAL PROPERTY, OWNERSHIP, MAINTENANCE AND PROSECUTION

10.1 Debiovision Intellectual Property. Any and all Intellectual Property shall remain vested in and be owned by Debiovision or its Affiliates or in respect of a Debiovision Improvement made by a licensee, by such Debiovision licensee. Salix hereby acknowledges and agrees that titles, rights and ownership of Debiovision’s Intellectual Property and any and all Debiovision Improvements are and shall be owned and retained by Debiovision, its Affiliates or if applicable, its licensee(s).

10.2 Salix IP. Any and all Salix IP and Salix Patent Rights and all Salix Improvements shall remain vested in and be owned by Salix or its Affiliates.

10.3 Notification of Infringement. Salix agrees to notify Debiovision of any conflicting use or suspected act of infringement, of any of the Intellectual Property of which Salix may become aware. Debiovision shall have the exclusive right, at its sole discretion, to engage in any and all court proceedings necessary to protect the Intellectual Property or to settle any disputes involving such unauthorised acts or such allegations relating to the Intellectual Property. Salix agrees to fully co-operate with Debiovision at Debiovision’s request and expense, to help terminate such activities by unauthorised Persons, but shall not, without the express written consent of Debiovision, engage in any court proceedings against, enter into any settlement discussions with, or in any other way attempt to terminate said activities by unauthorised Persons.

10.4 Salix Patent Rights. In respect of any Salix Improvements to the extent that any Patent Rights may be available, Salix shall:

10.4.1 take all steps reasonably required to obtain and maintain such Patent Rights for any Salix Improvements in the Territory; and

10.4.2 promptly notify Debiovision of the Salix Improvement and shall at Debiovision’s cost and expense take all such steps and provide all such assistance as may reasonably be required to enable Debiovision (pursuant to the license granted under Section 3.1) to prosecute to grant and maintain Patent Rights for such Salix Improvement in Debiovision’s name in countries outside the Territory;

and in the event that Salix declines to file or, having filed, declines to further prosecute and maintain any Salix Patent Rights in the Territory, Salix shall provide Debiovision with prompt written notice thereof. In the case where Salix has filed but is declining to further prosecute or maintain Salix Patent Rights in the Territory, such notice shall be given at least thirty (30) days prior to the expiration of any official substantive deadline relating to such activities. In any of such circumstances Debiovision shall have the right to decide that Debiovision should file, continue to file or prosecute such Salix Patent Rights, and, in such case, Debiovision shall give written notice to Salix. Salix shall upon receipt of any such notice from Debiovision transfer to Debiovision all its files relating to the relevant Salix Patent Rights and execute any documents to transfer control of such filing, prosecution and maintenance to Debiovision and thereafter Debiovision shall be responsible for the cost and expense of prosecuting and maintaining such Salix Patent Rights and such Salix Patent Rights shall thereafter become Debiovision Patent Rights for all purposes under the terms of this Agreement.

10.5 Debiovision Patent Rights To the extent that any Patent Rights may be available in the Territory in respect of any Debiovision Improvement, Debiovision undertakes to take (or to procure that there are taken) all steps reasonably required to obtain and maintain Patent Rights for a Debiovision Improvement in the Territory. In the event that Debiovision (or its Affiliate or licensee) declines to file or, having filed, declines to further prosecute and maintain any Debiovision Patent Rights in the Territory, Debiovision shall provide Salix with written notice thereof. In the case where Debiovision (or its Affiliate or licensee) has filed but is declining to further prosecute or maintain Debiovision Patent Rights, such notice shall be given at least thirty (30) days prior to the expiration of any official substantive deadline relating to such activities. In any of such circumstances Salix shall have the right to decide that Salix should file, continue to file or prosecute such Debiovision Patent Rights, and, in such case, Salix shall give written notice to Debiovision. Debiovision shall upon receipt of any such notice from Salix transfer or where such Patent Rights are not in its name, use reasonable commercial efforts to procure the transfer, to Salix all its files relating to the relevant Debiovision Patent Rights and execute any documents to transfer control of such filing, prosecution and maintenance to Salix and thereafter to the extent legally possible Salix shall be responsible for the cost and expense of prosecuting and maintaining such Debiovision Patent Rights and such Debiovision Patent Rights shall thereafter become Salix Patent Rights for all purposes under the terms of this Agreement.

10.6 Liaise. Notwithstanding any other provision of this Section 10, the Parties shall cause their patent attorneys to liaise so far as practicable with respect to the filing, prosecution and maintenance of any Salix Patent Rights and Debiovision Patent Rights. Each Party shall be responsible for the cost of its own patent attorney incurred pursuant to this Section 10, save as expressly provided in this Section 10.

10.7 Third Party License. In the event that Salix or Debiovision identifies any intellectual property rights of a Third Party which it reasonably believes that Salix might infringe upon by the conduct of any Lifecycle Management Plan or Commercialization Plan in respect of the Sanvar Product, any New Product or any Combination Product in the Territory it shall promptly notify the other. Salix shall, in its discretion, be responsible for taking a license or otherwise defending any claim or proceeding based on such Third Party patent rights in the Territory on such terms as it may in its sole discretion determine and at [*] cost, expense and liability.

10.8 Extensions to the term of Intellectual Property Rights. Each Party shall promptly take all necessary steps to facilitate the other Party’s application (made either on the other Party’s own initiative or promptly on request by the first Party) for extensions to the term of any Patent Rights, including applications for supplementary protection certificates and patent term extensions.

11. CONFIDENTIALITY

11.1	Confidentiality. During the Initial Term and any Royalty Term continuing after the

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

Initial Term and for five (5) years thereafter, each Receiving Party agrees to maintain in confidence the Confidential Information of the Disclosing Party, and shall not disclose the Confidential Information of the Disclosing Party to anyone, other than (i) to the Receiving Party’s directors, officers, employees and consultants who have a need to know for the purpose of performing its obligations under this Agreement, or (ii) in respect of Salix IP to Debiovision’s Affiliates and licensees in connection with the rights granted under Section 3.1; provided that such director, officer, employee and consultant, prior to disclosure, is informed of, and has agreed to respect, the provisions set forth in this Agreement.

11.2 Exceptions. The confidentiality undertakings contained in this Section 11 shall not apply to any part of the Confidential Information of a Disclosing Party which:

(a)	as of the date of receipt is in the public domain or subsequently enters the public domain through no breach of this Agreement or any other obligation of confidentiality by the Receiving Party; or

(b)	is received by the Receiving Party at any time in good faith from a Third Party lawfully in possession of the same and under no confidentiality obligation.

11.3 Authorised Disclosure. The Receiving Party shall be entitled to disclose Confidential Information of a Disclosing Party in connection with any Regulatory Approval of a Product. The Receiving Party is also entitled to disclose such Confidential Information to the extent required by applicable law or court order, provided that it furnishes the Disclosing Party with written notice that the Confidential Information is proposed to be disclosed sufficiently in advance of the proposed disclosure, so as to provide Disclosing Party with reasonable opportunity to seek to prevent the disclosure of or to obtain a protective order for the Confidential Information; and further provided that the Receiving Party makes any required disclosures in consultation with the Disclosing Party.

12. REPRESENTATIONS AND WARRANTIES

12.1 Parties Mutual Representation and Warranties. Salix and Debiovision each represents and warrants to the other, as of the Effective Date that:

(a)	no action has been taken by the directors, officers or shareholders of the company to liquidate or dissolve the company;

(b)	it has full right, power and authority to enter into this Agreement and to perform its respective obligations under this Agreement;

(c)	the execution and delivery of this Agreement and the performance of such Party’s obligations hereunder do not and will not violate or conflict with any provision of Law, or any provision of its articles of incorporation or by-laws; and

(d)	the execution and delivery of this Agreement and the performance of such Party’s obligations do not and will not, with or without the passage of time or the giving of notice, result in the breach of, constitute a default, cause the acceleration of performance, require any consent under, or result in the creation of any lien, charge or encumbrance upon any of its property or assets pursuant to any material instrument or agreement to which it is a party or by which it or its properties may be bound or affected.

12.2 Salix Representations and Warranties. Salix represents and warrants to Debiovision as at the Effective Date that:

(a)	it is a corporation duly organised and existing under the laws of California;

(b)	it is not a party to any agreement, arrangement or understanding with any Third Party which in any manner prevents it from fulfilling or affects its ability to perform any of its obligations under the terms of this Agreement to a material extent.

12.3 Debiovision Representations and Warranties. Debiovision warrants to Salix as at the Effective Date that:

(a)	it is a corporation duly organised and existing under the laws of Quebec;

(b)	it is not a party to any agreement, arrangement or understanding with any Third Party which in any manner prevents it from fulfilling or affects its ability to perform any of its obligations under the terms of this Agreement to a material extent;

(c)	it has disclosed to Salix all information and material which is material to the decision of Salix to enter into this Agreement, upon the terms hereof, including all information relating to the Existing NDA,

(d)	it is not aware of any reason or circumstance which may prevent or delay the occurrence of the NDA Approval Date;

(e)	save only as disclosed in writing to Salix prior to the Effective Date to the best of its knowledge and belief having made due and diligent enquiry, Debiovision has good title and ownership to all Intellectual Property, free and clear of any liens or encumbrances;

(f)	no litigation against Debiovision or any Debiovision Affiliate exists or is threatened which would adversely affect the rights granted to Salix hereunder;

(g)	Debiovision Information and the Intellectual Property is all information and Know-How reasonably required for the Commercialization of the Sanvar Product under the terms of this Agreement and that it includes all information and data reasonably required to enable a Third Party to manufacture the Sanvar Product in accordance with the Specifications;

(h)	to the best of its knowledge and belief, all of the Debiovision Information and the Intellectual Property supplied to Salix prior to the Effective Date is true and correct and is not misleading in any material respect.

12.4 Limitation of Warranty. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH HEREIN, DEBIOVISION MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED. WITHOUT LIMITING THE FOREGOING, DEBIOVISION (i) MAKES NO REPRESENTATION OR WARRANTY TO THE EFFECT THAT THE REGULATORY APPROVAL FOR THE PRODUCTS WILL BE OBTAINED IN THE TERRITORY; (ii) MAKES NO REPRESENTATION OR WARRANTY TO THE EFFECT THAT ANY OF THE PRODUCTS AND/OR ITS SALE OR COMMERCIALIZATION WILL NOT INFRINGE UPON THE INTELLECTUAL PROPERTY RIGHTS OF ANY THIRD PARTY; (iii) ASSUMES NO LIABILITIES OR RESPONSIBILITIES WITH RESPECT TO THE USE, COMMERCIALIZATION OR OTHER DISPOSITION OF THE PRODUCTS BY SALIX; AND (iv) MAKES NO REPRESENTATION OR WARRANTY TO THE EFFECT THAT ANY PRODUCT IS COMMERCIALLY VIABLE OR CAN BE USED OR IS FIT FOR USE FOR ITS INTENDED PURPOSE.

13. INDEMNIFICATION

13.1 Indemnification. Each Party shall defend, indemnify and hold harmless the other Party and its Affiliates, and their respective directors, officers, employees and agents (the “Indemnified Party”), from and against any and all claims, liabilities, damages, losses, costs and expenses suffered or incurred by the Indemnified Party (including the reasonable fees of attorneys and other professionals whose assistance is reasonably required) (“Indemnity Claim”) arising out of or resulting from: (i) the negligence, recklessness or intentional acts or omissions of the Indemnifying Party, the Indemnifying Party’s Affiliates or their respective directors, officers, employees and agents (the “Indemnifying Party”); and (ii) any material breach of a representation, warranty, covenant or agreement of the Indemnifying Party contained in this Agreement; provided, however, that such indemnification shall not apply to any liability, damage, loss, or expense to the extent attributable to:

(a)	the act, omission, negligent activities or intentional acts or omissions of the Indemnified Party;

(b)	the breach or misstatement by the Indemnified Party of any of its obligations, representations and warranties hereunder and in the event of any Indemnity Claim, the Indemnified Party under this Section 13, shall inform the Indemnifying Party of the Indemnity Claim as soon as reasonably practicable after it receives notice of the Indemnity Claim, and shall:

(c)	permit the Indemnifying Party to assume direction and control of the defense of the Indemnity Claim (including the right to settle such Indemnity Claim at the discretion of the Indemnifying Party, provided that no such settlement may be entered into without the Indemnified Party’s consent if such settlement may adversely impact the other Party’s rights hereunder); and

(d)	cooperate as requested (at the expense of the Indemnifying Party) in the defense of such Indemnity Claim. If both Parties are sued and it is reasonably likely that the Parties may have conflicting interests or if it is otherwise not advisable under applicable legal and ethical requirements for the Indemnifying Party’s defense counsel to represent both Parties, separate independent counsel shall be retained for each Party at the expense of the Indemnifying Party.

13.2 Limitation of Liability. IN NO EVENT SHALL EITHER PARTY, ITS DIRECTORS, OFFICERS, EMPLOYERS, EMPLOYEES, AGENTS OR AFFILIATES BE LIABLE OR OBLIGATED TO THE OTHER PARTY UNDER ANY PROVISIONS OF THIS AGREEMENT OR UNDER ANY CONTRACT, NEGLIGENCE, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY FOR ANY INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES, OR LOST PROFITS OR COST OF PROCUREMENT OF SUBSTITUTE GOODS, TECHNOLOGY OR SERVICES, UNLESS EXPRESSLY STATED IN THIS AGREEMENT.

14. TERM AND TERMINATION

14.1 Term. This Agreement shall become effective as of the Effective Date and, unless sooner terminated as provided in this Section 14, shall remain in effect until the later of:

14.1.1	the expiry of the Initial Term, and

14.1.2	the expiry of the Royalty Term in respect of any Combination Product;

(the “Term”).

14.2 Termination for Insolvency. Either Party may terminate this Agreement at any time during the Initial Term upon thirty (30) days written notice to the other Party in the event that the other Party becomes insolvent, be unable to pay its debts or make or seek to make an arrangement with or an assignment for the benefit of its creditors, or if proceedings are commenced in bankruptcy or pursuant to any other insolvency law by or on behalf of or against a Party, or if a receiver or trustee of the property of the other Party be appointed.

14.3 Termination by Debiovision. Debiovision may terminate this Agreement at any time during the Initial Term upon thirty (30) days’ written notice to Salix and without reimbursement, should:

(a)	Salix be in material breach of any of the terms or conditions of this Agreement and fail to cure the breach within thirty (30) days after receipt of written notice from Debiovision asking that the default be cured;

(b)	Salix fail to achieve by more than [*] ([*]) days the anticipated Launch of the Sanvar Product in the Territory in accordance with the Commercialization Plan save where such failure is due to any delay in the NDA Approval Date or any act or omission of Debiovision or the Approved Manufacturers prior to the NDA Approval Date which has delayed the supply of Sanvar Products required to effect Launch.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

14.4 Termination by Salix. Salix may terminate this Agreement at any time during the Initial Term upon thirty (30) days written notice to Debiovision without reimbursement and without obligation to pay any further sums due under Section 4.1.1 should Debiovision be in material breach of any of the terms and conditions of this Agreement and fail to cure the breach after receipt of written notice from Salix requesting that within thirty (30) days the default be cured.

14.5 Termination by reason of Regulatory Matters. Either Party may terminate this Agreement upon thirty (30) days written notice to the other Party

(a)	at any time during the Sanvar Royalty Term if by reason of any material change in the NDA or withdrawal of the NDA, by the FDA, the Sanvar Product is no longer commercially viable in the Territory;

(b)	the Regulatory Authority fails to approve the Sanvar Product for sale in the Territory, as evidenced by the Regulatory Authority non approval letter; or

(c)	in the event that the NDA Approval is in a form other than that anticipated at the date hereof as identified in the Summary of Product Characteristics and by reason of such changes (including changes to labelling, any black box or contraindication (other than as anticipated in such Summary of Product Characteristics) the anticipated sales at the NDA Approval Date are materially less than those anticipated by Salix and Debiovision as at the Effective Date as set out in Schedule 14.5.

and in such circumstances on any such termination, Salix shall be under no obligation to pay any further sums due under Section 4.1.1, after the date of such termination

14.6 Termination by Salix. Salix shall have the right to terminate this Agreement at any time with six (6) months prior written notice to Debiovision provided that Salix pays Debiovision, at the end of the six (6) month period, all unpaid payments set forth in Section 4.1.1 and the minimum Payment (if any) due under Section 4.3 in respect of such Year.

14.7 Change of Control. In the event of any merger, acquisition, takeover, statement of change in beneficial ownership or any other transaction resulting in a change of control of Salix, Salix shall promptly notify Debiovision in writing and Debiovision may (at its option) require confirmation in writing from the new controlling entity of the continued performance of the obligations of Salix under this Agreement fully in accordance with its terms.

15. CONSEQUENCES OF TERMINATION

15.1 Post Termination. Upon any termination of this Agreement prior to expiry of the Initial Term:

(a)	all licenses granted to Salix hereunder shall terminate with the effect that Salix shall not, after the date of termination, Commercialize, manufacture or use in any way the Technology or otherwise use the Intellectual Property. However, Salix may continue to distribute and sell its remaining inventory of Products for a period not to exceed [*] ([*]) days following termination (the “Transition Period”).

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

(b)	Salix shall return any and all Confidential Information of Debiovision in its possession to Debiovision;

(c)	commensurate with legislative and regulatory requirements, Salix shall, at no cost to Debiovision, promptly transfer and assign to Debiovision all Proprietary Data, or Regulatory Approval(s) for the Sanvar Product and any Combination Product (if any) under the name of Salix, in the possession of Salix and all other documents and information reasonably available, including, without limitation, any results, studies or analysis and all other work related to the Sanvar Product and any Combination Product to allow Debiovision or its Affiliates or any Third-Party so appointed by Debiovision to pursue, complete and maintain the Regulatory Approval and the Commercialization of such Products in the Territory;

(d)	Salix shall grants to Debiovision an irrevocable, royalty free, exclusive worldwide license, with right to sub-license, to use Salix IP in connection with the development, registration, the making of, manufacturing and Commercialization of New Products and Combination Products using Salix IP which are in development as at the date of termination and to that extent, disclose and make available to Debiovision all Salix IP in so far as the same may reasonably be considered to be of assistance to Debiovision in the global Commercialization of any such Product;

(e)	Salix shall diligently transfer and assign to Debiovision all Proprietary Data, rights, documents and authorizations obtained or related to the Sanvar Product;

(f)	Salix shall not discontinue any existing and/or pending Clinical Development in respect of any Combination Product, without allowing Debiovision, if it so desires, to take over such Clinical Development, unless Debiovision has approved such discontinuation by Salix in writing. Salix shall provide the necessary assistance for such transfer; and

(g)	Salix shall produce a report containing the results of work completed up to the date of termination and provide to Debiovision information on all Clinical Development data and documents including without limitation, studies, reporting, data analysis and other work completed at the date of termination in the form existing at the time of termination in respect of the Sanvar Product or any Combination Product.

15.2 Expiry. On the expiry of the Initial Term;

15.2.1 Salix shall have a continuing irrevocable license to use and exploit the Technology and the Intellectual Property in the Territory, and subject only to payment of Royalty for the continuing Royalty Term in respect of any Combination Product, such license shall be fully paid up and royalty free; and

15.2.2 for the avoidance of doubt, the licenses granted to Debiovision under Section 3.1.2 during the Initial Term, shall continue without limit in time.

15.3 Termination or expiration of this Agreement shall be without prejudice to:

(a)	the right of Debiovision to receive all payments accrued and unpaid at the effective date of such termination or expiration;

(b)	the rights of either Party in respect of any breach of any of the representations, warranties or covenants herein contained;

(c)	to any other provisions hereof which expressly or necessarily call for performance after such termination or expiration;

(d)	the accrued rights of either Party as at the date of termination.

15.4 Survival. The provisions of Sections 10.1, 10.2, 11, 15, 16, 17.2, 17.6 and 17.10 of this Agreement hereof shall survive the termination or expiration of this Agreement as applicable, in accordance with their terms.

15.5 Other Rights. Except as otherwise provided herein, any termination of this Agreement shall not prevent the Party not in default to seek any other remedy and to take any other action or recourse against the Party in default and shall not affect any cause of action, claim or enforcement of any right arising under this Agreement prior to the date of termination.

16. DISPUTE RESOLUTION

16.1 Dispute Resolution. Debiovision and Salix shall devote all reasonable efforts to amicably resolve any disputes between them concerning their respective rights and obligations under the Agreement. If the Parties are unable to resolve a dispute, despite using reasonable efforts to do so, either Party may, by written notice to the other, have such disputes referred to their respective executive officers designated below or their respective successors, for attempted resolution by negotiation in good faith. Such attempted resolution shall take place no later than thirty (30) days following receipt of such written notice.

16.2 Arbitration. If the Parties are unable to resolve a dispute within forty (40) days following the day on which one Party provides written notice of the dispute to the other in accordance with Section 16.1, the dispute will be resolved or settled at the request of either Party by arbitration. All disputes shall be definitively settled pursuant to arbitration to be conducted in New York, in accordance with the rules of the American Chamber of Commerce (“ACC”), USA. Within forty (40) days after receipt of such notice, the Parties shall designate in writing a single arbitrator to resolve the dispute; provided, however, that if the Parties cannot agree on an arbitrator within such forty (40) day period, the arbitrator shall be selected by the New York office of the ACC. The arbitrator shall be a lawyer with biotechnology and/or pharmaceutical industry legal experience and shall not be an Affiliate, employee, consultant, officer, director or stockholder of any Party or its Affiliates. Any arbitration hereunder shall commence within thirty (30) days following the appointment of the arbitrator. Upon reasonable notice and prior to any hearing, the Parties shall allow document discovery and will disclose all materials relevant to the subject matter of the dispute. In addition to dealing with the merits of the case, the arbitration award shall fix the costs of the arbitration and decide which of the Parties shall bear such costs or in which proportion such costs shall be borne by the Parties. The language of the arbitration shall be the English language. The hearings and the decision of the arbitrator shall be confidential. The decision of the arbitrator shall, in the absence of manifest error or failure to observe the rules of the ACC, be final and binding upon the Parties and their respective Affiliates and the Parties hereby waive their respective rights to any form of appeal therefrom. The decision shall be rendered no later than sixty (60) days following commencement of the arbitration. Both Parties shall continue their respective obligations under the Agreement during any such arbitration proceedings.

17. MISCELLANEOUS PROVISIONS

17.1 Force Majeure. No failure or omission by a Party in the performance of any obligation under this Agreement shall be deemed a breach of the Agreement or create any liability if the same shall arise in whole or in part from any cause or causes beyond the reasonable control of the Party, including, but not limited to acts of God; acts or omissions of any government; any rules, regulations or orders issued by any governmental authority or by any officer, department, agency or instrumentality thereof, fire, storm, flood, natural phenomena, earthquake, accident, war, rebellion, insurrection, riot, invasion, strike, or lockout (“Force Majeure”). Each Party is required to notify the other Party in writing within a period of three (3) days following the occurrence or after becoming aware of the occurrence of any Force Majeure whereupon the Parties shall promptly co-operate so as to mitigate the effects of Force Majeure and the Party suffering Force Majeure shall be obliged to use reasonable efforts to overcome the circumstances.

17.2 Notice. Any notice or report required or permitted to be given or made under this Agreement by one of the Parties to the other shall be in writing and delivered to the other Party at its address indicated below or to such other address as the addressee shall have theretofore furnished in writing to the addressor by hand, courier or by registered or certified airmail (postage prepaid) or by telefax, provided all telefax notices shall be promptly confirmed, in writing, by registered or certified airmail (postage prepaid):

If to Debiovision:

Legal Counsel

DEBIOVISION INC.

666 Sherbrooke Street West, Suite 1400

Montreal, Quebec

H3A 1E7 - Canada

Fax:     +1 514 842 5430

If to Salix:

General Counsel

SALIX PHARMACEUTICALS, INC.

1700 Perimeter Park Drive

Morrisville

NC 27560-8404

USA

Fax:     +1 919 862 1095

All notices under this Agreement shall be deemed effective upon receipt. A Party may change its contact information immediately upon written notice to the other Party in the manner provided in this Section.

17.3 Relationship of the Parties. The status of a Party under this Agreement shall be that of an independent contractor. Nothing contained in this Agreement shall be construed as creating a partnership, joint venture or agency relationship between the Parties or as granting either Party the authority to bind or contract any obligation in the name of or on the account of the other Party or to make any statements, representations, warranties or commitments on behalf of the other Party.

17.4 Compliance with Laws. Each Party shall furnish to the other Party any information requested or required by that Party during the Term to enable that Party to comply with the requirements of any national, international, federal, state and/or governmental body.

17.5 Singular, Plural and Gender. When used in this Agreement, unless the context otherwise requires, the singular includes the plural, the plural includes the singular and gender related nouns and pronouns include the feminine, masculine and neuter.

17.6 Governing Laws. The Agreement shall be construed and the respective rights of the Parties hereto determined according to the substantive laws of the State of New York. The Parties hereby specifically exclude the application of the Convention for the International Sales of Goods.

17.7 Non-Waiver. The waiver by either Party of any breach of any provision hereof by the other Party shall not be construed to be a waiver of any succeeding breach of such provision or a waiver of the provision itself.

17.8 Limit of Grant. No license is granted under this Agreement by either Party to the other, either expressly or by implication, under any patent rights, information and know-how owned or controlled by that Party, except as specifically set out in this Agreement.

17.9 Severability. Should any section, or portion thereof, of this Agreement be held invalid by reason of any law, statute or regulation existing now or in the future in any jurisdiction by any court of competent jurisdiction or by a legally enforceable directive of any governmental body, such section or portion thereof shall be validly reformed so as to approximate the intent of the Parties as nearly as possible and, if un-reformable, shall be divisible and deleted in such jurisdiction; the Agreement shall not otherwise be affected.

17.10 Assignment. None of the rights or obligations of this Agreement may be assigned by either Party without the prior written consent of the other Party. This Agreement shall be binding upon and inure to the benefit of each Party and its permitted successors and assignees.

17.11 Counterparts and Headings. The Agreement may be executed in counterparts, each of which shall be deemed to be an original and both together shall be deemed to be one and the same agreement. The division of this Agreement into Sections, Subsections and Schedules and the insertion of headings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The Section, Subsection and Schedule headings in this Agreement are not intended to be full or precise descriptions of the text to which they refer and such headings and the table of contents are not to be considered part of this Agreement. All uses of the words “hereto”, “herein”, “hereof”, “hereby” and “hereunder” and similar expressions refer to this Agreement and not to any particular Section, Subsection or other portion of it. Unless something in the subject matter or context is inconsistent therewith, references herein to a Section, Subsection or Schedule refer to the applicable Section, Subsection or Schedule of this Agreement.

17.12 Language. The Parties acknowledge that it is their express wish that this Agreement and all related documents be prepared in English. If there is a foreign language translation of this Agreement, the English version shall be the governing language.

17.13 Publicity. Should a Party be required by law or any securities exchange or regulatory or governmental body to which that Party is subject wherever situated, and whether or not such requirement has the force of law to make a public disclosure or announcement concerning the transaction, the terms hereof or any ancillary matter about the Agreement, then the Party so required may do so; provided, however, that it gives as much in advance notice as is practical or possible to the other Party. Otherwise, neither Party shall issue any press release or other public disclosure about this Agreement or its terms without the prior written consent of the other Party. Where a request is made by a Party to this Agreement, the Parties shall undertake every reasonable effort in good faith to agree to the form of a press release or other public statement and shall not depart from the terms thereof without the prior written consent of the other Party.

17.14 Entire Agreement. The terms and provisions contained in this Agreement and the attached Schedules constitute the entire agreement between the Parties and shall supersede all previous communications, representations, agreements or understandings, either oral or written, between the Parties with respect to the subject matter hereof provided that the Confidentiality Agreement dated November 25, 2005, between the Parties shall continue in accordance with its terms in respect of any breach thereof occurring prior to the Effective Date. No agreement or understanding varying or extending this Agreement shall be binding upon either Party hereto, unless in writing, which specifically refers to the agreement, signed by duly authorized officers or representatives of the respective Parties and the provisions of the agreement not specifically amended thereby shall remain in full force and effect.

17.15 Amendment and Waiver. No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both Parties and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived. No failure on the part of either Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of any such right or the exercise of any other right.

17.16 Equitable Relief. A material breach by either Party will cause irreparable damage and the non-breaching Party will not be adequately compensated by monetary damages. In the event of a breach, or threatened breach, the non-breaching Party shall be entitled to obtain equitable relief, whether preliminary or permanent, without the need to show irreparable harm or the inadequacy of monetary damages as a remedy. Nothing in this Section is intended, or shall be construed, to limit the Parties’ rights to equitable relief or any other remedy for a breach of any provision of this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement in duplicate on the Effective Date.

SALIX PHARMACEUTICALS, INC.	DEBIOVISION INC.

Per:	Per:
Loïc Maurel
Title:	Title:	President & CEO

Date:	Date:

SCHEDULE 1.21:

DEBIOVISION PATENT RIGHTS

Patent No:	4,650,787

Issue Date:	March 17, 1987

Series No:	727,150

Title:	Biologically Active Octapeptides

SCHEDULE 1.92:

SUMMARY OF PRODUCT CHARACTERISTICS

Sanvar® (vapreotide acetate)	Version 1.0

Portions of this exhibit marked [*] are requested to be treated confidentially.

PROPOSED SUMMARY OF PRODUCT CHARACTERISTICS FOR SANVAR®

600 MICROGRAM, LYOPHILISATE FOR SOLUTION FOR INJECTION OR INFUSION

Sanvar® (vapreotide acetate)	Version 1.0

1.	NAME OF THE MEDICINAL PRODUCT

Sanvar®, 600 microgram, lyophilisate for solution for injection or infusion

2.	QUALITATIVE AND QUANTITATIVE COMPOSITION

Vapreotide acetate.

Each vial contains 600-microgram vapreotide for reconstitution. [*]

For a full list of excipients see section 6.1.

3.	PHARMACEUTICAL FORM

Lyophilisate for solution for injection or infusion.

4.	CLINICAL PARTICULARS

4.1	Therapeutic indications

For the treatment of acute variceal bleeding and prevention of rebleeding related to portal hypertension. [*]

4.2	Posology and method of administration

[*]

4.3	Contraindications

[*]

4.4	Special warnings and precautions for use

[*]

4.5	Interaction with other medicinal products and other forms of interaction

[*]

4.6	Pregnancy and lactation

[*]

[*] Confidential treatment requested; certain information omitted and filed separately with the SEC.

Sanvar® (vapreotide acetate)	Version 1.0

4.7	Effects on ability to drive and use machines

[*]

4.8	Adverse effects

[*]

4.9	Overdose

[*]

5.	PHARMACOLOGICAL PROPERTIES

Pharmacotherapeutic group (ATC code): H01CB04 (pending)

5.1	Pharmacodynamic properties

[*]

5.2	Pharmacokinetic properties

[*]

5.3	Preclinical safety data

[*]

6.	PHARMACEUTICAL PARTICULARS

6.1	List of excipient(s)

[*]

6.2	Incompatibilities

[*]

6.3	Shelf life

[*]

[*] Confidential treatment requested; certain information omitted and filed separately with the SEC.

Sanvar® (vapreotide acetate)	Version 1.0

6.4	Special precautions for storage

[*]

6.5	Nature and contents of container

[*]

6.6	Instructions for Use and Handling

[*]

7.	MARKETING AUTHORISATION HOLDER

[*]

8.	MARKETING AUTHORISATION NUMBER(S)

9.	DATE OF FIRST AUTHORISATION/RENEWAL OF THE AUTHORISATION

10.	DATE OF REVISION OF THE TEXT

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

SCHEDULE 14.5:

ANTICIPATED SALES OF SANVAR PRODUCT

Calendar Year	No. of Vials Sold	Deemed Price		Total Anticipated Aggregate Sales
2007	[*]	US$	[*]	$	[*]
2008	[*]			$	[*]
2009	[*]			$	[*]
2010	[*]			$	[*]
2011	[*]			$	[*]
2012	[*]			$	[*]
2013	[*]			$	[*]
2014	[*]			$	[*]

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.